Exhibit 99.1

VERSES AI Announces Pricing Of Unit Offering

BASE SHELF PROSPECTUS AND PROSPECTUS SUPPLEMENT TO BE ACCESSIBLE ON SEDAR+

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Jan. 07, 2025 — VERSES AI Inc. (CBOE: VERS) (“VERSES” or the “Company”) is pleased to announce it has entered into securities purchase agreements with AI-focused institutional investors and certain existing investors of the Company for the purchase and sale of 12,738,854 units of the Company (the “Units”) for aggregate proceeds of approximately CDN$20 million. Each Unit will consist of one Class A Subordinate Voting share of the Company (a “Share”) at an issue price of CDN$1.57 per share and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each whole Warrant will be exercisable into a Share at an exercise price of CDN$1.96 per Share for 3 years following closing. The closing of the Offering is expected to take place on or about January 9, 2024, subject to the satisfaction of customary closing conditions including but not limited to, the receipt of all necessary approvals, including the approval of Cboe Canada Inc. (“CBOE”).

The Units are offered under the base shelf prospectus of the Company receipted on September 26, 2024 (the “Base Shelf Prospectus”), as supplemented by a prospectus supplement (the “Supplement”) to be prepared and filed in each of the provinces and territories of Canada other than Québec (collectively, the “Jurisdictions”), in the United States pursuant to available exemptions from the registration requirements under applicable United States securities laws, and in such other jurisdictions outside of Canada and the United States which are agreed to by the Company and A.G.P. (as defined below).

The closing of the Offering remains subject to market and other customary conditions.

A.G.P. Canada Investments ULC (“A.G.P. Canada”) is acting as the lead agent for the Offering, A.G.P./Alliance Global Partners (A.G.P.) is acting as US Agent, Clear Street LLC (“Clear Street”) and TriView Capital Ltd. (“TriView”) are acting as Financial Advisors in connection with the Offering.

The net proceeds of the Offering are expected to be used primarily to strengthen the Company’s financial position and provide liquidity to finance ongoing operations, including, in particular, the Company’s expenses incurred, and expected to be incurred, in connection with the Company’s research and development objectives, and for working capital and general corporate purposes.

Access to the Base Shelf Prospectus, the Supplement, and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus and the Supplement are accessible on SEDAR+ at www.sedarplus.ca.

An electronic or paper copy of the Base Shelf Prospectus, the Supplement, and any amendment to the documents may be obtained, without charge, from A.G.P., 5063 North Service road, Suite 100, Office 74, Burlington, Ontario L7L 5H6, by email to investmentbaking@allianceg.com attention: Investment Banking and by providing the contact with an email address or address, as applicable. The Base Shelf Prospectus and the Supplement contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Supplement and the Base Shelf Prospectus and the other documents the Company has filed on SEDAR+ before making an investment decision.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at VERSES, LinkedIn and X.

On Behalf of the Company

Gabriel René VERSES AI Inc.

Co-Founder & CEO press@VERSES.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications President

info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward- looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, the Company’s ability to complete the Offering on the terms announced or at all, the use of the net proceeds of the Offering, and the receipt of all necessary approvals, including the approval of CBOE, and the Company’s objectives, focus, goals or future plans.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation, assumptions regarding the ability of the Company to obtain all necessary approvals for the Offering, the ability of A.G.P. to secure interest in the Offering, the ability of the Company and A.G.P. to negotiate a definitive agreement with respect to the Offering, and assumptions regarding the completion of the Offering and the timing thereof. Additionally, forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of VERSES to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Offering will not be completed on the timetable anticipated or at all, the use of proceeds from the Offering will differ from management’s current expectations, the engagement of A.G.P. in connection with the Offering will not continue as expected, the Company will not obtain all necessary approvals, including the approval of CBOE and applicable securities regulatory authorities, risks relating to the extent and duration of the conflict in the Middle-East and Eastern Europe and its impact on global markets, the volatility of global capital markets, political instability, the failure of the Company to attract and retain skilled personnel, unexpected development and production challenges, unanticipated costs and the risk factors set out under the heading “Risk Factors” in the Company’s annual information form dated July 2, 2024 available for review on the Company’s profile at www.sedarplus.ca.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.